POLYMET MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2023

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at August 10, 2023 should be read in conjunction with the unaudited condensed interim consolidated financial statements of PolyMet Mining Corp. and its subsidiaries and interests in joint operations (together "PolyMet" or the "Company") as at June 30, 2023 and for the three and six months ended June 30, 2023 and related notes attached thereto, which are prepared in accordance with IAS 34, Interim Financial Reporting and in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  All amounts are expressed in United States ("U.S.") dollars unless otherwise indicated.

Cautionary Note Regarding Forward Looking Statements

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.

Forward-looking statements are not, and cannot be, a guarantee of future results or events. Forward looking statements are based on, among other things, opinions, assumptions, estimates and analyses that are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking statement.

All statements in this MD&A that address events or developments that PolyMet expects to occur in the future are forward-looking statements and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur.

These forward-looking statements include, but are not limited to, PolyMet's objectives, strategies, intentions, expectations, including the need for copper and other products and commodities that the Company will produce and sell, production, costs and inflationary impacts, capital and exploration expenditures, including estimated economics of future financial and operating performance, expected receipt of regulatory approvals and the expected timing thereof, expected receipt or completion of feasibility studies and other studies and the expected timing thereof, the anticipated benefits of the 50:50 joint operation transaction (the "Joint Operation") with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck") and the Company's expectations with respect to the future development of the NorthMet and Mesaba projects, proposed or expected changes in regulatory frameworks and their anticipated impact on the Company's business, and the timing and successful completion of the Transaction (as defined herein) with Glencore AG and the anticipated benefits resulting from the Transaction with Glencore AG.  All forward-looking statements in this MD&A are qualified by this cautionary note.

The material factors or assumptions applied in drawing the conclusions or making forecasts or projections set in the forward-looking statements include, but are not limited to:

  various economic assumptions, in particular, commodity prices, interest rates, inflation and capital cost estimates;
  certain operational assumptions, including mill recovery, operating scenarios;
  acts of foreign or domestic governments and the outcome of legal proceedings;
  construction costs and schedules;
  assumptions related to timing and certainty of the environmental review and permitting process; and
  assumptions that all closing conditions, including PolyMet shareholder approval, court approval and other customary closing conditions are met with respect to the Transaction with Glencore AG.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

The risks, uncertainties, contingencies and other factors that may cause actual results and events to differ materially from those expressed or implied by the forward-looking statement may include, but are not limited to, risks generally associated with the mining industry, such as: economic factors (including future commodity prices, currency fluctuations, inflation rates, energy prices and general cost escalation); uncertainties related to the development of the NorthMet and Mesaba projects; dependence on key personnel and employee relations; risks relating to political and social unrest or change, operational risk and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks; failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated; compliance with governmental and environmental regulations; the outcome of ongoing litigation in connection with permits and decisions for the NorthMet and Mesaba projects; the potential impact of COVID-19 and its variants on PolyMet, risks associated with the announcement and ability to meet all closing conditions of the Transaction with Glencore AG and the dedication of substantial resources of the Company to the completion of the Transaction with Glencore AG which may have a negative impact on PolyMet's ongoing business operations and future financial condition and prospects, as well as other factors identified and as described in more detail under the heading "Risk Factors" in Item 5 of the Annual Information Form. The list is not exhaustive of the factors that may affect the forward-looking statements.

There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities PolyMet will derive therefrom. The forward-looking statements reflect the current expectations regarding future events and operating performance and speak only as of the date hereof and PolyMet does not assume any obligation to update the forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Readers Regarding Resource and Reserve Estimates

Mineral reserves and mineral resources presented in this MD&A have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources ("CIM") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which was rescinded from and after the required compliance date of the SEC Modernization Rules. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. However, if the Company either ceases to be a "foreign private issuer" or ceases to be entitled to file reports under the MJDS and the CIM Definition Standards, then the Company will be required to provide disclosure on its mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure the Company provides on its mineral properties in its annual report on Form 40-F and under its continuous disclosure obligations under the Exchange Act may be different from the disclosure that the Company would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign private issuer under the SEC Modernization Rules.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured", "indicated" and "inferred" mineral resources. In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM definitions, as required by NI 43-101.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, United States investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" of PolyMet are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Summary of Business

PolyMet is a TSX and NYSE American listed issuer engaged in the exploration and development of natural resource properties through its subsidiaries and interests in joint operations.

On July 20, 2022, the Company announced that it had entered into an agreement with Teck American, Inc., a subsidiary of Teck Resources Limited (together "Teck"), to form a 50:50 joint operation (the "Joint Operation") that will place their respective NorthMet and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.  On February 14, 2023, the Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.) ("NewRange").  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the joint operation.

The NorthMet Project ("NorthMet"), is a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.  NorthMet received its Permit to Mine from the State of Minnesota in November 2018, a crucial permit for construction and operation of NorthMet. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which NorthMet had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, NorthMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") in December 2018.  Further, NorthMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers ("USACE") in March 2019, which was the last key permit or approval needed to construct and operate NorthMet.

Legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing and have delayed the project timeline.  Of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES water discharge permit, Section 404 Wetlands Permit).  NewRange cannot act on these permits and decisions until the litigation is resolved of which the timing is uncertain.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

The Mesaba Project ("Mesaba") is a copper-nickel-precious metals ore body in northeastern Minnesota, United States of America, which is progressing baseline environmental studies, resource definition and mineral processing studies.  Further studies and community and tribal consultation will be required to fully define the long-term development potential of Mesaba.

See additional discussion in the sections below.

Summary of Recent Events and Outlook

Highlights and Recent Events

On August 2, 2023, the Minnesota Supreme Court remanded the NPDES water discharge permit to the MPCA for additional review.

On July 17, 2023, the Company announced that it had entered into a definitive agreement with Glencore whereby Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of the Company that Glencore does not currently own for $2.11 in cash per share, subject to approval by the Company shareholders, court approval and other customary closing conditions (the "Transaction").

On June 6, 2023, the USACE revoked the Section 404 Wetlands Permit for the NorthMet Project.  NewRange is evaluating a number of options in response to this decision.

On April 6, 2023, the Company completed a $195.4 million rights offering, fully backstopped by Glencore, AG ("Glencore") with the proceeds used to fully repay all outstanding convertible debt and promissory notes due to Glencore, fund the Company's share of the Joint Operation costs and to fund general corporate activities.  As a result of the rights offering, Glencore's ownership of the Company increased to approximately 82.2%.

On February 14, 2023, the Joint Operation transaction closed and the Company and Teck became equal owners in NewRange.  The transaction places the respective NorthMet Project and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.  The two resources account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex.  PolyMet and Teck have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility study estimates and undertake detailed engineering to position NorthMet for a development decision following permit clearances.

On December 30, 2022, the Company published an updated technical report under NI-43-101 that confirmed the economic and technical viability of NorthMet.  Measured and Indicated mineral resources were estimated to be 701.6 million short tons grading 0.252% copper, 0.074% nickel, 67 ppb platinum, 234 ppb palladium, 34 ppb gold, 70 ppm cobalt, and 0.94 ppm silver.

On November 28, 2022, the Company published a technical report under NI-43-101 on the Mesaba deposit.  Measured and Indicated mineral resources were estimated to be 2,207 million short tons grading 0.428% copper, 0.102% nickel, 34 ppb platinum, 97 ppb palladium, 25 ppb gold, 76 ppm cobalt, and 1.19 ppm silver.

In January 2022, the Minnesota Court of Appeals ("MCOA") affirmed key aspects of the NPDES/SDS Permit and ordered the MPCA to consider whether any discharges to groundwater will be the "functional equivalent" of discharges to navigable waters - also known as the "Maui" test.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

The Company continued to fulfill its safety and environmental obligations, remaining injury-free and complying with the permit requirements during the period.  The NorthMet design continues to be assessed for optimization opportunities within the permit criteria.

Net cash used in operating and investing activities during the six months ended June 30, 2023 was $87.259 million.  Primary activities during the period included legal defense of NorthMet permits, engineering and optimization studies, site monitoring and permit compliance, maintenance of existing infrastructure, activities necessary to close the Joint Operation with Teck and general corporate activities.

Goals and Objectives for the Next Twelve Months

PolyMet's objectives include:

  Successfully close the Transaction with Glencore;
  Successfully defend against legal challenges to the NorthMet permits and decisions;
  Maintain political, social and regulatory support for NorthMet;
  Successfully integrate the NewRange Joint Operation with Teck;
  Advance study estimates. engineering and construction finance to position NorthMet for a development decision following permit clearances; and
  Progress environmental, resource definition and mineral processing studies, and community and tribal consultation for Mesaba.

Construction and ramp-up to commercial production at NorthMet is anticipated to take approximately thirty months from receipt of construction funding.  As noted in the "Environmental Review and Permitting" section below, legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing and have delayed the project timeline; however, NewRange continues to make preparations to act on NorthMet permits as appropriate.

See additional discussion in the sections below.

Detailed Description of Business

Asset Acquisition

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together "Cliffs"), a former taconite processing facility located approximately six miles west of the NorthMet deposit which includes crushing and milling equipment, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water and power.  Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities to produce concentrates containing copper, nickel, cobalt, platinum, palladium, gold and silver.  Once commercial operations are established, NorthMet may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.

In December 2006, additional property and associated rights were acquired from Cliffs sufficient to provide a railroad connection linking the NorthMet deposit and processing facilities.  The transaction also included railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and land to the east and west of the existing tailings storage facilities.

The Company indemnified Cliffs for reclamation and remediation associated with the property under both transactions and long-term mitigation plans are included in the NorthMet environmental rehabilitation provision.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

In June 2018, the Company acquired surface rights over the NorthMet deposit through a land exchange with the USFS using land the Company previously owned.  With the exchange, NorthMet has surface rights, including ownership and other use and occupancy rights, to approximately 30 square miles of land including the land at the mine and processing sites, the transportation corridor connecting those sites and buffer lands.

Mineral rights in and around the NorthMet orebody are held through mineral leases with RGGS Land & Minerals Ltd., L.P. ("RGGS") and LMC Minerals ("LMC").  The RGGS lease covers 5,123 acres.  Provided NorthMet continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  The LMC lease covers 120 acres that are encircled by the RGGS property.  Provided NorthMet continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  Lease payments to both lessors are considered advance royalty payments and will be deducted from future production royalties payable to the lessor.

NewRange Joint Operation

On February 14, 2023, the previously announced Joint Operation closed and the Company and Teck became equal owners in NewRange Copper Nickel LLC (formerly Poly Met Mining, Inc.).  NewRange was a 100% owned subsidiary of the Company prior to February 14, 2023.  Upon closure of the transaction, PolyMet holds a 50% interest in the joint operation.  NewRange is an independently operated company jointly controlled by a six-member board comprised of an equal number of representatives from Teck and PolyMet.  All significant decisions related to the NewRange require unanimous approval by both companies.  The transaction places the respective NorthMet Project and neighboring Mesaba resources containing copper, nickel, cobalt, platinum, palladium, gold and silver within the same entity.  The two resources account for approximately one-half of the known resources of copper, nickel, cobalt and precious metals in Minnesota's Duluth Complex.

PolyMet and Teck each have direct rights to the assets and obligations for the liabilities proportionate to their 50:50 ownership interests and are responsible for funding their pro rata share of NewRange costs.  The owners have committed to an initial work program with an estimated budget of $170 million to maintain permits, update feasibility cost estimates, and undertake detailed engineering to position NorthMet for a development decision following permit clearances, and to advance Mesaba studies.

Under the terms of the Joint Operation agreement, all existing NorthMet assets, mineral rights, liabilities, permits and financial assurance obligations continue under NewRange and all of Teck's interest in Mesaba assets, mineral rights and obligations were transferred to NewRange.

NewRange issued shares to Teck in return for the Mesaba assets contributed and was reimbursed for certain costs incurred prior to and subsequent to the transaction announcement in July 2022.  The Company retained an independent appraiser to assist with determination of the fair values of certain assets acquired in return for the NewRange shares given to Teck.  An in-situ approach was used to estimate the fair values of certain exploration assets with reference to a public company comparable analysis which is a level 2 fair value basis of measurement.

The Company's recognized a gain of $8.535 million upon closing of the transaction.  During the six months ended June 30, 2023, transaction costs of $4.825 million were incurred and expensed as finance costs related to the NewRange transaction.

Feasibility Study, Mineral Resources and Mineral Reserves

PolyMet published an updated Technical Report under NI 43-101 on NorthMet dated December 30, 2022 (the "NorthMet Technical Report") which confirmed the economic and technical viability of NorthMet.  The report retained the original plans from the 2018 report for the permitted case but included updates to cost estimates for construction and operations.  Proven and Probable mineral reserves were estimated to be 289.1 million short tons grading 0.290% copper, 0.084% nickel, 79 ppb platinum, 270 ppb palladium, 39 ppb gold, 74 ppm cobalt, and 1.07 ppm silver.  These mineral reserves lie within Measured and Indicated mineral resources of an estimated 701.6 million short tons grading 0.252% copper, 0.074% nickel, 67 ppb platinum, 234 ppb palladium, 34 ppb gold, 70 ppm cobalt, and 0.94 ppm silver.  See additional details in the Company's most recent Annual Information Form or the NorthMet Technical Report, both filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

As a condition of closing the Joint Operation, PolyMet also published a Technical Report under NI 43-101 on the Mesaba deposit dated November 28, 2022 (the "Mesaba Technical Report").  Measured and Indicated mineral resources were estimated to be 2,207 million short tons grading 0.428% copper, 0.102% nickel, 34 ppb platinum, 97 ppb palladium, 25 ppb gold, 76 ppm cobalt, and 1.19 ppm silver.  See additional details in the Company's most recent Annual Information Form or the Mesaba Technical Report, both filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Environmental Review and Permitting

In November 2015, the MDNR, USACE, and USFS published the NorthMet FEIS and in March 2016, the MDNR issued its decision that the NorthMet FEIS met the requirements under the Minnesota Environmental Policy Act.

In January 2017, the USFS issued its Final ROD authorizing the land exchange for NorthMet.  In June 2018, the Company and USFS exchanged titles to federal and private lands, completing the land exchange giving NorthMet control over both surface and mineral rights in and around the ore body and consolidating the Superior National Forest land holdings in northeast Minnesota.

In November and December 2018, NorthMet received all final state permits for which it had applied from the MDNR and MPCA, including the Permit to Mine, dam safety, water appropriations, water quality permit, air emission quality permit, and Section 401 Certification.

In March 2019, NorthMet received the federal ROD and Section 404 Wetlands Permit from the USACE, which was the last key permit or approval needed to construct and operate NorthMet.

Litigation

Legal challenges contesting various aspects of NorthMet federal and state permits and decisions are ongoing with several challenges outstanding.  Of the more than 20 permits issued, all are active with the exception of three (Permit to Mine, NPDES/SDS Permit, and Section 404 Permit).  See below for a summary of these and other legal challenges:

Permit to Mine

Three petitions were filed against the MDNR in December 2018 in the MCOA challenging the NorthMet Permit to Mine. Three petitions challenging the dam safety permits also were filed during this period.  The MCOA subsequently consolidated all six petitions into one and later remanded the Permit to Mine and dam safety permits to the MDNR for an open-ended contested case hearing. In April 2021, the Minnesota Supreme Court overturned the MCOA's decision, finding that no contested case hearing was required for the dam safety permits and limiting the Permit to Mine contested case hearing to one narrow issue regarding the use of bentonite clay at the tailings basin.  That hearing before an Administrative Law Judge (ALJ) was held the week of March 27, 2023, after the ALJ had denied all motions by opponents who had attempted to further delay and expand the scope of the contested case. The ALJ also ruled that opponents bear the burden of proof.  The ALJ is anticipated to issue his recommendations in late August. After that, the MDNR will make a final decision on the Permit to Mine, which remains on hold pending the MDNR's decision.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

NPDES/SDS Permit ("water discharge")

Three legal challenges were filed against the MPCA in early 2019 in the Minnesota Court of Appeals challenging the NorthMet NPDES/SDS permit. The MCOA subsequently consolidated these cases and later transferred certain procedural challenges to the permit to Ramsey County District Court for an evidentiary hearing.  In September 2020, the District Court found that NorthMet's water discharge permit was issued with no prejudicial procedural irregularities and the ruling was incorporated into the broader challenge to that permit before the MCOA.  On January 24, 2022, the MCOA affirmed key aspects of the permit including the MCOA agreeing with the MPCA application of state law governing groundwater discharges; upholding the MPCA conclusion that the proposed NorthMet Project has no reasonable potential to violate water quality standards; agreeing with the MPCA's finding that the proposed NorthMet Project will not violate Fond du Lac Band of the Lake Superior Chippewa ("Band") water quality standards; and affirming the MPCA denial of mining opponents' requests for a contested case hearing.  However, the permit was remanded to the MPCA to conduct a functional-equivalence analysis known as the "Maui" test.  Maui is an unrelated U.S. Supreme Court decision made more than a year after the permit was issued in which the court ruled that if a discharge to groundwater that eventually reports to surface water is the "functional equivalent" of a direct surface water discharge, then a federal water discharge permit is required.  The permit remains on hold pending the "Maui" evaluation, which is currently under review by the MPCA. The schedule for final MPCA approval is uncertain, but anticipated by Q3 2023. In the meantime, Project opponents petitioned the MSC to review the MCOA's order, which was subsequently granted by the court. In August 2023, the MSC remanded the water discharge permit to the MPCA for further review. The Maui issue is not before the Minnesota Supreme Court and has no bearing on that court's decision.

Section 404 Permit ("wetlands")

Two lawsuits were filed in U.S. District Court in Minnesota challenging the NorthMet section 404 permit issued by the US Army Corp of Engineers.  In connection with one case, the EPA sought and received a voluntary remand, and it concluded in June 2021 that the proposed NorthMet Project "may affect" downstream waters on the Fond du Lac Band of Lake Superior Chippewa and in the State of Wisconsin.  The MPCA certified in 2018 that the NorthMet Project would not affect in-state water quality under section 401 of the Clean Water Act. The EPA did not disagree with that finding at the time.  However, the Band requested and received a hearing under section 401(a)(2) of the Clean Water Act following the EPA's "may affect" decision, the first such hearing in the history of the Clean Water Act.  In the hearing held during May 2022, the Company, the Band, and the EPA presented evidence and recommendations to the USACE.  Those parties and the public submitted additional comments to the USACE in June 2022.  The USACE revoked the permit on June 6, 2023, finding that the environmental effects of the project were uncertain in spite of strong scientific evidence to the contrary presented by the Company.  As noted in the NPDES/SDS Permit summary above, the MCOA agreed with the FEIS finding that the proposed NorthMet Project will not violate the Band's water quality standards.  The MSC ruling is under review and a strategy is under development by management to regain the permit in a sensible timeframe.

In the other U.S. District Court case, opponents are challenging the section 404 permit alleging violations of the National Environmental Policy Act (NEPA) and the Clean Water Act.  Subsequent to the USACE revocation of the permit, the court ordered a 90-day stay on that litigation while the NewRange legal team evaluates its legal options regarding the USACE decision to revoke the permit.

Air Permit, Part 70 ("air quality")

Two lawsuits were filed in the MCOA challenging the NorthMet Air Permit.  The MCOA subsequently consolidated these cases and later remanded the Air Permit to the MPCA with instructions to provide more information in support of its decision to issue the permit.  On appeal to the MSC, in February 2021, the MSC ruled in the Company's favor on the most significant legal issue but returned the case to the MCOA to resolve a limited number of items not specifically addressed in the MCOA's original decision.  In July 2021, the MCOA remanded the Air Permit to the MPCA for more explanation on whether the Company intends to build a larger project under its existing permits.  In December 2021, the MPCA issued supplemental findings supporting its original permitting decision and satisfying the MCOA order.  Project opponents subsequently appealed the MPCA's December 2021 findings in January 2022 to the MCOA.  In June 2022, the MCOA granted the Company's motion to dismiss the appeal on procedural grounds.  Project opponents subsequently petitioned the MSC for review of the MCOA ruling, which was granted. Oral arguments were held March 1, 2023, and on June 21, the MSC overturned the MCOA ruling to dismiss. The court remanded the case to the MCOA for the merits of the case to be heard regarding MPCA's supplemental findings on the air permit issued December 2022. A court date has not yet been scheduled. The Air Permit remains active.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Other Litigation

The NorthMet land exchange with the U.S. Forest Service was completed in June 2018.  Four lawsuits challenging the land exchange were filed in U.S. District Court in early 2017 and dismissed in favor of the Company in September 2019.  In January 2022, the Fond du Lac Band filed a new lawsuit in U.S. District Court against the USFS alleging violations of the Weeks Act and Treaty Rights, among other issues.  In a separate federal lawsuit, other opponents challenged the land exchange, the USACE permit, and the U.S. Fish and Wildlife Service's Biological Opinion supporting those decisions.  That complaint alleges violations of the Endangered Species Act and Administrative Procedure Act.  The Company moved to dismiss both cases, but the court denied those motions in February 2023.  Both cases will now be resolved on summary judgment motions, which are likely to be filed starting in Q3 2023. There are no restrictions on NewRange's use of the respective lands.

Glencore Financing and the Transaction

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at June 30, 2023:

  Equity - 159,806,774 common shares of the Company acquired between 2009 and 2023 representing approximately 82.2% of the Company's issued shares.

On July 17, 2023, the Company announced that it had entered into a definitive agreement with Glencore on July 16, 2023 whereby Glencore will acquire the approximately 17.8% of the issued and outstanding common shares of the Company that Glencore does not currently own for $2.11 in cash per share, subject to approval by Company shareholders, court approval and other customary closing conditions ("Transaction").

The Transaction is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia). The consummation of the Transaction is subject to a number of conditions customary to transactions of this nature, including, among others: (i) the approval of two-thirds of votes cast by the Company's shareholders (including Glencore) at a special meeting of shareholders; (ii) the approval of a simple majority of the votes cast by disinterested shareholders at such meeting; and (iii) court approval. Completion of the Transaction is not subject to any financing condition.

The Company expects to hold the special meeting of shareholders to consider and to vote on the Transaction as early as possible. It is anticipated to occur at the end of the third quarter or in the fourth quarter of 2023. If approved at the meeting, the Transaction is expected to close shortly thereafter, subject to court approval and other customary closing conditions.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Other Financing

On February 27, 2023, the Company filed a notice and rights offering circular for an offering of rights ("Right") to holders of common shares of the Company to raise $195.4 million in gross proceeds (the "Rights Offering").  Every shareholder received one Right for each common share owned on March 10, 2023, the record date for the Rights Offering, and each Right entitles the holder to acquire 0.91068844 new common shares of the Company at $2.11 per share. The Rights Offering expired on April 4, 2023.

Under the terms of a Standby Purchase Agreement entered into between the Company and Glencore, Glencore agreed to purchase any common shares not subscribed for by holders of Rights, subject to certain conditions.  As a result of the Rights Offering not fully subscribed, Glencore purchased 22,221,152 shares under its standby commitment in addition to the 65,577,218 shares purchased under Glencore's Rights which resulted in Glencore owning approximately 82.2% of the Company's issued shares.

Upon closing of the Rights Offering on April 6, 2023, the Company issued a total of 92,606,635 common shares for gross proceeds of $195.4 million.  Expenses and fees relating to the Rights Offering were $6.547 million, including the $5.862 million standby commitment fee paid to Glencore, which reduced the gross proceeds to be recorded as share capital.  Closing of the Rights Offering triggered customary anti-dilution provisions for outstanding warrants, share options and unissued restricted share units.

Proceeds of the Rights Offering were used to fully repay the convertible debt owed to Glencore and promissory note owed to Glencore, fund the Company’s share of the Joint Operation costs and to fund general corporate activities.  The Company and Glencore agreed to net settle Glencore’s Rights Offering subscription amount of $97.981 million against the debt amounts owed and remaining proceeds were deposited with Glencore under a cash management services agreement entered into between the Company and Glencore dated April 6, 2023, whereby Glencore holds excess funds on behalf of the Company, subject to certain restrictions.  Interest accrues on the outstanding deposit balance at SOFR plus 0.25% per annum.

Summary of Quarterly Results

	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2021	Dec 31, 2021	Sep 30, 2021
Loss from operations	(5,073)	(5,727)	(2,539)	(3,121)	(3,432)	(3,808)	(1,960)	(2,193)
Other income/(expense)	1,072	444	(5,196)	(4,917)	(5,793)	(4,794)	(990)	(1,601)
Loss for the period	(4,001)	(5,283)	(7,735)	(8,038)	(9,717)	(8,602)	(2,950)	(3,794)
Loss for the period ($/share) (1)	(0.02)	(0.05)	(0.08)	(0.08)	(0.10)	(0.08)	(0.03)	(0.04)
Cash used in operating activities	(3,645)	(8,071)	(6,010)	(3,609)	(2,857)	(2,756)	(2,399)	(3,675)
Cash provided by (used in) financing activities	90,872	(572)	9,995	7,000	7,000	7,290	(5)	9,917
Cash (used in) provided by investing activities	(82,988)	7,445	(1,550)	(2,457)	(1,797)	(2,162)	(2,128)	(1,546)

(1) Loss per share amounts may not reconcile due to rounding differences and share issuances during the year.

The loss for the period includes share-based compensation for the period ended:

June 30, 2023 - ($0.091) million	June 30, 2022 - $0.290 million
March 31, 2023 - $0.643 million	March 31, 2022 - $0.831 million
December 31, 2022 - $0.373 million	December 31, 2021 - $0.233 million
September 30, 2022 - $0.425 million	September 30, 2021 - $0.107 million

Results fluctuate from period to period based on NorthMet development, corporate activities, and non-cash items.  See additional discussion below.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Three months ended June 30, 2023 compared to three months ended June 30, 2022

Focus during the current year period was on legal defense of NorthMet permits, engineering and optimization opportunities, site monitoring and permit compliance, maintenance of existing infrastructure and activities necessary to integrate the NewRange Joint Operation with Teck.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $4.001 million ($0.02 per share) compared to a loss of $9.717 million ($0.10 per share) during the prior year period.  The decreased loss was primarily due to non-cash charges related to interest expense as a result of the repayment of outstanding debt obligations at the beginning of the period.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $3.645 million compared with cash used during the prior year period of $2.857 million.  The increase in cash used was primarily due to advisory costs to evaluate the potential Transaction.

Cash provided by financing activities during the current year period was $90.872 million compared to cash provided during the prior year period of $7.0 million.  The increase in cash provided was due to funding received from the issuance of shares upon closing of the Rights Offering.

Cash used in investing activities during the current year period was $82.988 million compared to cash used during the prior year period of $1.797 million.  The increase in cash used was primarily due to deposits with Glencore under the cash management agreement.

Including the effect of foreign exchange, cash increased during the current year period by $4.238 million to $14.087 million compared to the prior year period where cash increased by $2.344 million to $7.675 million.

c) Capital Expenditures for the Period:

During the current year period, mineral property, plant, and equipment costs were capitalized in the amount of $1.359 million as compared to $2.162 million during the prior year period.  The decrease was primarily due to cost sharing following close of the Joint Operation transaction.

Six months ended June 30, 2023 compared to six months ended June 30, 2022

Focus during the six months ended June 30, 2023 was on legal defense of NorthMet permits, engineering and optimization studies, site monitoring and permit compliance, maintenance of existing infrastructure, financing and activities necessary to close the Joint Arrangement with Teck.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $9.284 million ($0.06 loss per share) compared to a loss of $18.319 million ($0.18 loss per share) during the prior year period.  The decreased loss was primarily due to a gain on the Joint Operation transaction close partially offset by transaction costs necessary to close the Joint Operation.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $11.716 million compared to cash used during the prior year period of $5.613 million.  The increase in cash used was primarily due to transaction costs necessary to close the Joint Operation and advisory costs to evaluate the potential Transaction.

Cash provided by financing activities during the current year period was $90.300 million compared to cash provided during the prior year period of $14.290 million.  The increase in cash provided was due to funding received from the issuance of shares upon closing of the Rights Offering.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Cash used in investing activities during the current year period was $75.543 million compared to cash used during the prior year period of $3.959 million. The increase in cash used was primarily due to deposits with Glencore under the cash management agreement.

Including the effect of foreign exchange, total cash on hand increased during the current year period by $3.041 million to $14.087 million, compared to the prior year period where cash increased $4.717 million to $7.675 million.

c) Capital Expenditures for the Period:

During current year period, mineral property, plant, and equipment costs were capitalized in the amount of $2.876 million as compared to $4.203 million during prior year period.  The decrease was primarily due to cost sharing following close of the Joint Operation transaction.

Liquidity and Capital Resources

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at June 30, 2023, the Company had firm commitments of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business and regularly reviews these matters for adequacy of recognition and disclosure.  The assessment of provisions and contingencies inherently involves the exercise of significant judgment.  Other than items recognized or disclosed elsewhere in these financial statements, no significant contingencies were identified as at June 30, 2023.

The Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the mineral properties are constructed and operational.  As at June 30, 2023, the Company had cash and deposits of $96.160 million and working capital of $92.306 million.  The Company believes it is probable it will continue to receive funding from Glencore or other financing sources to satisfy future financial obligations, to complete development of the mineral properties and to conduct future profitable operations. Management's belief is based upon the underlying values of NorthMet and Mesaba, progress on obtaining and maintaining NorthMet permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for at least the next twelve months from the date of these condensed interim consolidated financial statements.  See above for discussion of the potential Transaction with Glencore.

Construction and ramp up to commercial production is anticipated to take approximately thirty months from receipt of construction funding.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

Financial instruments measured at fair value subsequent to recognition include restricted deposits measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $6.052 million (December 31, 2022 - $11.460 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $1.535 million (December 31, 2022 - $1.587 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.216 million (December 31, 2022 - $1.019 million).

The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in the "Liquidity and Capital Resources" section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Six months ended
	June 30,	June 30,
	2023	2022
Salaries and other short-term benefits	$4,294	$1,401
Termination benefits	666	-
Other long-term benefits	36	32
Share-based payment (1)	901	875
Total	$5,897	$2,308

(1) Share-based payment represents the amount capitalized or expensed during the period.

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Closing of the NewRange transaction on February 14, 2023 triggered certain provisions within existing employment agreement and new agreements were entered into with several senior managers.  The new agreements resulted in deferral of $2.864 million in amounts owed with these costs included in NewRange transaction costs and also included in the table above under salaries and other short-term benefits and termination benefits.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions described elsewhere in these financial statements, the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support and other costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the six months ended June 30, 2023, the Company recorded $0.005 million (June 30, 2022 - $0.039 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed asset or business acquisition/disposal transactions that will materially affect the performance of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  This requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates used in the preparation of these condensed interim consolidated financial statements are as follows:

Determination of Mineral Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company's property.  In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, metal prices and exchange rates.  Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of forecast prices for its products, based on current and long-term historical average price trends.  Changes in the proven and probable reserve estimates may impact the carrying value of property, plant and equipment, rehabilitation provisions, deferred tax amounts and depreciation, depletion and amortization.

Provision for Environmental Rehabilitation Costs

Provisions for environmental rehabilitation costs associated with mineral property, plant and equipment, are recognized when there is a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate reflecting current market assessments of the time value of money.  The provision for environmental rehabilitation obligations represents management's best estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

The estimates of environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability, changes in operating plans, or changes in cost estimates.  Operations may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  The likelihood of new regulations and overall effect upon the Company may vary greatly and are not predictable.

Critical Accounting Judgments

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting judgments.  This requires management to make judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting judgments used in the preparation of these condensed interim consolidated financial statements are as follows:

Impairment of non-financial assets

The carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date, or when events or circumstances indicate the asset may not be recoverable, to determine whether there is any indication of impairment.  If any such indication exists, the asset's recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal ("FVLCD").  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

The Company considers both external and internal sources of information in assessing whether there are any indications of impairment. External sources of information include changes in the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information include indications of economic performance of the asset.

Going concern assumptions

The Company must assess its ability to continue as a going concern and prepare financial statements on a going concern basis unless it either intends to liquidate or cease trading or has no realistic alternative but to do so.  In assessing whether the going concern assumption is appropriate, the Company takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Joint arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Teck in accordance with the requirements in IFRS 11, Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon consideration of the following significant factors: (i) the requirement that the joint operators purchase all output; (ii) the parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and (iii) the joint operators each have rights to the assets and obligations for the liabilities.

IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standards.  New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's condensed interim consolidated financial statements.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at August 4, 2023:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares (1)	194,460,251	$-
Restricted share units	1,526,887	$-
Share options	812,200	$6.50
Share purchase warrants	811,190	$5.87

(1) Includes 8,700 restricted shares which vest upon production.

As at June 30, 2023, the Company had obligations to issue up to 364,000 shares under the Company's bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.

Risks and Uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet's Annual Information Form for the year ended December 31, 2022 and other information filed with both the Canadian and United States securities regulators before investing in the Company's common shares.  The risks described in PolyMet's Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business.  If any of the risks described in PolyMet's Annual Information Form for the year ended December 31, 2022 occur, the Company's business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2022 (the "Evaluation Date").

Based on such evaluation, such officers concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective.  Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company's management to allow timely decision regarding disclosure.

PolyMet Mining Corp.

Management's Discussion and Analysis

As at June 30, 2023 and for the three and six months ended June 30, 2023

All figures in thousands of U.S. Dollars, except for shares and per share amounts

There have been no changes in the Company's disclosure controls and procedures during the six month period ended June 30, 2023 that have materially affected, or are reasonably likely to material affect, its disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2022.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the Company's internal control over financial reporting.  Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as at that date.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report, which is included with the Company's annual consolidated financial statements.

There have been no changes in the Company's internal control over financial reporting during the six month period ended June 30, 2023 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on the Company's website www.polymetmining.com.